**BELVEDERE TRADING LLC**

**FINANCIAL STATEMENT**
**PURSUANT TO SEC RULE 17a-5(d)**

**December 31, 2024**
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

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## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

| SEC FILE NUMBER |
| --- |
| 8-66612 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  01/01/2024  AND ENDING  12/31/2024

        MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  **Belvedere Trading LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**10 S. Riverside Plaza, Suite 2100**

(No. and Street)

| Chicago | Illinois | 60606 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Richardo Forrer | (720) 927-2155 | rforrer@belvederetrading.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**RSM US LLP**

(Name – if individual, state last, first, and middle name)

| 30 South Wacker Dr, Suite 3300 | Chicago | Illinois | 60606 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/24/2003 | 49 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richardo Forrer _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Belvedere Trading LLC _____, as of 12/31 _____, 2 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature: _____

Title:
Chief Operating Officer, Belvedere Trading LLC

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Contents



**Report of Independent Registered Public Accounting Firm**

To the Manager and Member of Belvedere Trading LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Belvedere Trading LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*RSM US LLP*

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 27, 2025

**THE POWER OF BEING UNDERSTOOD**
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

**BELVEDERE TRADING LLC**
**Statement of Financial Condition**
**December 31, 2024**

---

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 1,187,446 |
| Derivatives, at fair value | | 16,517,414,812 |
| Securities owned, at fair value | | 1,331,584,777 |
| Memberships in exchanges, at cost (fair value $1,711,900) | | 979,500 |
| Other receivables | | 2,222,307 |
| Receivables from broker-dealer | | 265,557,434 |
| Other assets | | 65,651 |
| | $ | 18,119,011,927 |

**Liabilities and Member's Equity**

Liabilities:

| | | |
|---|---|---:|
| Derivatives, at fair value | $ | 17,900,322,633 |
| Securities sold short, at fair value | | 88,181,337 |
| Payables to affiliates | | 15,309,033 |
| Accounts payable and accrued expenses | | 13,025,459 |
| | | 18,016,838,462 |
| Member's equity | | 102,173,465 |
| | $ | 18,119,011,927 |

See accompanying notes to the financial statements.

1.    **Organization and Business**

Belvedere Trading LLC (the "Company"), an Illinois limited liability company, was formed in January 2002.  The Company is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of CBOE Global Markets, Inc., ("CBOE").  The Company is primarily a market maker buying, selling and dealing as a principal in U.S. exchange traded securities and derivative financial instruments.  In addition to the Company's market making activity, the Company also engages in the proprietary trading of other exchange-traded equity securities, equity and index options, futures and futures options.

The Company is a member of the Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation and numerous U.S. options and securities exchanges.  The Company is also a corporate equity member of the Chicago Mercantile Exchange ("CME"), (via its parent company Belvedere Group LLC) and the Commodity Exchange, Inc, as well as a trading participant of Intercontinental Exchange ("ICE") Futures Europe.

Belvedere Group LLC, a wholly owned subsidiary of Belvedere Holdings LLC ("Parent"), is the Company's sole member.

2.    **Summary of Significant Accounting Policies**

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation
Derivatives and securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned, securities sold, not yet purchased and derivatives are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Investments in options on futures represent obligations to purchase or sell futures at a specified date. The value of the open position is recorded as either an asset or a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open position. The Company records a realized gain or loss when the position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the option sold short in excess of the proceeds received.

Open trade equity in futures is included in receivables from broker-dealer and measured at closing exchange prices.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes.  Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2.      **Summary of Significant Accounting Policies, continued**

Depreciation and Amortization
U.S. GAAP requires that fixed assets be depreciated over the estimated useful life of the asset.

Rebates
The Company received rebates consisting of volume discounts, credits or payments received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis.

Receivables from broker-dealer
Receivables and payables relating to trades pending settlement and futures open trade equity are netted by broker-dealer and included in receivables from broker-dealers in the statement of financial condition.

Credit Losses on Financial Assets
The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model.  Financial assets evaluated include cash, payables to broker-dealer and other assets.  Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.  Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2024.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

Exchange Memberships and Trading Rights
At December 31, 2024, the Company owned memberships at the CME and COMEX. The Company's memberships are reflected in the statement of financial condition at cost (fair value is shown parenthetically).  U.S. GAAP requires that such memberships be recorded at cost, or, if an impairment in value has occurred, at a value that reflects management's estimate of the fair value. Management believes no such impairment in value existed as of December 31, 2024.

Income Taxes
The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of Belvedere Holdings, LP. Belvedere Holdings, LP is a limited liability company whose income or loss is includable in the tax returns of its partners. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2020. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2024.

2.    **Summary of Significant Accounting Policies, continued**

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, including principal transactions as a market-maker and proprietary trading firm.  The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business using key financial and operational metrics.  Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.  The Company's operations constitute a single operating segment and, therefore, a single reportable segment, as the CODM manages the business activities using information of the Company as a whole. The accounting policies applied to the segment are consistent with those described in the summary of significant accounting policies.  The CODM utilizes members' equity, as reported in the Statement of Financial Condition, as a measure of net segment assets.

3.    **Related Party Transactions**

The Company has expense sharing agreements with affiliate entities, which operate under common control (see below). The Company settles related party liabilities and receivables by either cash payment or a direct impact to the member's equity of the Company.  At December 31, 2024, the Company had a net intercompany payable to Parent in the amount of approximately $15 million.

The Company and Parent have entered into reciprocal credit agreements to cover liabilities resulting from ordinary business operations, up to $50 million.  The Company entered into a three-year short term note payable with Parent on August 1, 2023, bearing an Applicable Federal Rates ("AFR") of 5.07%, payable annually. There is no outstanding balance as of December 31, 2024.

Team Belvedere LLC ("TB"), an affiliate, provides employment services to the Company. These services include, but are not limited to all employee compensation, health insurance and employment costs for the trading, technology and operational personnel. The Company had a zero payable balance to TB at December 31, 2024.

Belvedere Infrastructure LLC ("BI") provides colocation and related connectivity costs to the Company. BI also provides all computer hardware, computer software, furniture and office equipment to the Company. The Company had a zero payable balance to BI at December 31, 2024. The Company conducts its operations in leased office facilities.  The lease is subject to an escalation clause based on the operating expenses of the lessor.  The lease is in the name of BI. The costs of the office facilities and other leases are allocated proportionally to the Company.

Belvedere Futures LLC ("BF"), an affiliate, conducts proprietary trading in listed futures and options on futures.   The Company will transfer certain positions held at a clearing firm between BF and the Company. These transfers are done at the exchange, typically at fair market value, allowing the Company to manage its credit exposure with its clearing firm.   The Company had a zero payable balance to BF at December 31, 2024.

Belvedere Trading SG Private Limited ("SG"), an affiliate, provides trading support services to the Company. These services include overnight trading support located in Singapore. The Company had a payable balance to SG of $167,000 at December 31, 2024.

4.      **Receivables from Broker-Dealer**

The Company has a Joint Back Office ("JBO") clearing agreement with its clearing firm.  This agreement allows the Company as the JBO participant to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T.  As a part of this agreement, the Company has invested $10,000 in a Class A preferred interest.  The Company's investment in the JBO is reflected in other assets in the statement of financial condition.  Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $25 million with its clearing firm, exclusive of its investment interest.

The Company entered into an uncommitted revolving credit facility with its clearing firm that permits it to borrow up to $720 million to finance short positions, short term amounts owed and margin on open positions. At December 31, 2024, the Company had a margin financing payable balance of $87.8 million with its clearing firm.

Receivables from broker-dealer is reported net, and includes cash balances due from its clearing firm plus unrealized net gains on open futures contracts. Receivables from broker-dealer at December 31, 2024, consists of the following:

|  | | Receivables |
|---|---|---|
| Receivables from broker-dealer | $ | 165,352,446 |
| Exchange-traded futures - open trade equity | | 100,204,988 |
|  | $ | **265,557,434** |

5.      **Credit Concentration**

At December 31, 2024, the Company had a significant credit concentration with its clearing firm of approximately $126 million.

The Company limits its exposure to credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty and margin approval process.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks.  Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.  In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk.  The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date.  As a result, short sales create the risk that the Company's ultimate obligation to satisfy the deliver requirements may exceed the amount of the proceeds initially received.

6.     **Derivative Financial Instruments**

In the normal course of business, the Company enters into transactions in derivative financial instruments that include futures contracts and exchange-traded options contracts as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. Fair values of options contracts are recorded in derivatives, as appropriate. Open trade equity in futures transactions is recorded as receivables from and/or payables to broker-dealers, as applicable. All positions are reported in the accompanying statement of financial condition at fair value.

As a proprietary trading firm, the Company executes a high volume of transactions in futures and securities on a daily basis. The Company provides liquidity in most major markets on which it trades.

As of December 31, 2024, the Company's derivative activities has the following impact on the statement of financial condition:

| Underlying Risk | Statement of Financial Condition Location | Assets at Fair Value | Liabilities at Fair Value | Net |
|---|---|---|---|---|
| Equities | Receivables from broker-dealer | $ 104,667,987 | $ (3,305,104) | $ 101,362,883 |
| Commodities | Receivables from broker-dealer | 6,337,755 | (12,580,568) | (6,242,813) |
| Interest Rates | Receivables from broker-dealer | 6,173,675 | (1,088,758) | 5,084,917 |
| Equities | Derivatives | 14,680,441,638 | (15,616,778,294) | (936,336,656) |
| Commodities | Derivatives | 1,836,973,174 | (2,283,544,339) | (446,571,165) |
| | | | | $ (1,282,702,834) |

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options contracts is limited to the unrealized fair valuation gains recorded in the statement of financial condition.

Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company limits its exposure to credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty and margin approval process.

**Belvedere Trading LLC**
**Notes to Statement of Financial Condition**

### 7. Offsetting

As of December 31, 2024, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable at law under the same master netting arrangement.

The following table provides disclosure regarding the effect of offsetting of recognized assets and liabilities included in payables to broker-dealer section of the statement of financial condition.

| | Gross Amounts Recognized | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition | Financial Instruments | Cash Collateral Received/ Pledged | Net Amount |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Futures Open Trade Equity | $ 117,179,417 | $ (16,974,430) | $ 100,204,987 | $ - | $ - | $ 100,204,987 |
| **Liabilities** | | | | | | |
| Futures Open Trade Equity | $ 16,974,430 | $ (16,974,430) | $ - | $ - | $ - | $ - |

### 8. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options.

The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

9. **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.  The Company assesses the risk of loss to be remote.

10. **Fair Value Measurement and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Derivative financial instruments (futures and options) are exchange-traded in active markets that are valued using exchange settlement prices with reasonable levels of price transparency and are classified in Level 1 of the fair value hierarchy.

Equity securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level with the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment, and considers factors specific to the financial instrument.

10. **Fair Value Measurement and Disclosures, continued**

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2024, there were no transfers among levels.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

|  | Level 1 | |
|---|---|---|
|  | **Assets** | **Liabilities** |
| **Securities owned and Securities sold short:** | | |
| **Equities** | $ 1,331,584,777 | $ 88,181,337 |
| **Derivatives:** | | |
| **Equity Options** | 14,680,441,638 | 15,616,778,294 |
| **Futures Options** | 1,836,973,174 | 2,283,544,339 |
| | $ 17,848,999,589 | $ 17,988,503,970 |

At December 31, 2024, the Company had net unrealized gains on open futures contracts totaling $100,204,988, which were Level 1 financial instruments. At December 31, 2024, the Company held no Level 2 or Level 3 financial instruments.

With the exception of memberships in exchanges, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the assets or liabilities.

11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), alternative method. Under this rule, the Company is required to maintain "net capital" equal to $1,000,000.

At December 31, 2024, the Company had net capital and net capital requirements of $84,217,013, and $1,000,000 respectively.

12. **Subsequent Events**

The Company's management has evaluated events and transactions, through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.